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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1

                                     TO

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         NETFRAME SYSTEMS INCORPORATED
                         -----------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
                   ----------------------------------------
                        (Title of Class of Securities)

                                  64-1106109
                                  ----------
                                (CUSIP Number)


        RODERIC W. LEWIS, MICRON TECHNOLOGY, INC., 8000 S. FEDERAL WAY,
        ---------------------------------------------------------------
               P.O. BOX 6, BOISE, ID 83707-0006  (208) 368-4000
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 18, 1997
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICRON TECHNOLOGY, INC.
      75-1618004

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7
     NUMBER OF            -0-

      SHARES         ---------------------------------------------------------
                         SHARED VOTING POWER
   BENEFICIALLY       8
                         Indirectly: 8,775,554 shares of Common Stock.
     OWNED BY            (Pursuant to a cash tender offer of Payette
                         Acquisition Corporation, a Delaware corporation
       EACH              ("Payette") and a wholly owned subsidiary of
                         Micron Electronics, Inc., a majority owned
    REPORTING            subsidiary of Micron Technology, Inc., Payette
                         on July 18, 1997 purchased 8,775,554 shares
      PERSON             of the Common Stock of Issuer).

       WITH
                     ----------------------------------------------------------
                         SOLE DISPOSITIVE POWER
                      9
                         -0-
                     -----------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     10
                         SEE ITEM 8 ABOVE
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,775,554 shares of Common Stock.

--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      62.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------


  Neither the filing of this Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on June 20, 1997 (as amended, this "STATEMENT") nor any of its contents shall be deemed to constitute an admission by Micron Technology, Inc., a Delaware corporation, that it is the beneficial owner of any of the Common Stock referred to herein, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

  This Statement relates to the common stock, par value $0.001 per share ("ISSUER COMMON STOCK"), of NetFRAME Systems Incorporated, a Delaware corporation ("ISSUER").

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------


ITEM 5.   INTEREST IN SECURITIES OF ISSUER

  Pursuant to a cash tender offer of Payette Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Micron Electronics, Inc. ("Payette"), on Friday, July 18, 1997, Payette purchased 8,775,554 shares of the Common Stock of Issuer that were tendered pursuant to such offer. The shares purchased represented approximately 62.8% of the 13,978,445 shares of Issuer Common Stock issued and outstanding on such date.

  Because Micron Electronics is a majority owned subsidiary of Micron Technology, Micron Technology may be deemed to beneficially own the shares of Issuer Common Stock purchased by Payette pursuant to the tender offer.

  Pursuant to a Stock Option Agreement, a copy of which was filed as Exhibit 2 to this Statement, Micron Electronics was granted an option to purchase shares of Issuer Common Stock representing a 19.9% equity stake in Issuer (the "Issuer Stock Option"). Upon Payette's consummation of the cash tender offer and purchase of shares of Issuer Common Stock on Friday, July 18, 1997, the Issuer Stock Option granted Micron Electronics under the Stock Option Agreement terminated as provided in Section 2.(c)(i) thereof.

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 5 OF 6 PAGES
-----------------------                                  ---------------------

  Micron Technology was not a party to the Stock Option Agreement.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

  Other than as described herein, to Micron Technology's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division or profits or loss, or the giving or withholding or proxies.

  See Item 5 above.

-----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 6 OF 6 PAGES
-----------------------                                  ---------------------

                                    SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 1997

                         MICRON TECHNOLOGY, INC.


                         By:  /s/  RODERIC W. LEWIS
                              ----------------------

                         Title: Vice President of Legal Affairs, General Counsel and Corporate Secretary